Filed pursuant to Rule 424(b)(4)
SEC File No. 333-183775

COLLABRIUM JAPAN ACQUISITION CORPORATION

SUPPLEMENT TO
PROSPECTUS DATED OCTOBER 18, 2012

The following information supplements the information contained in the prospectus dated October 18, 2012 of Collabrium Japan Acquisition Corporation.

On October 21, 2012, Hiroshi Tamada agreed that the shares held by him would be transferred to Koji Fusa if Mr. Tamada did not repay a certain debt owed by Mr. Tamada to Mr. Fusa by December 15, 2012.  Accordingly, the disclosure in the prospectus under the section titled “Principal Shareholders” shall be deemed updated to reflect the foregoing information.

The date of this prospectus supplement is October 23, 2012